Exhibit 99.1

Brookfield Infrastructure Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2011 (U.S. DOLLARS IN MILLIONS)

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, transport and energy businesses and freehold timberlands in North and South America, Australasia and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as their Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF FINANCIAL POSITION

		As of
		September 30,	December 31,
US$ MILLIONS, UNAUDITED	Notes	2011	2010

Assets
Cash and cash equivalents		$157	$154
Accounts receivable and other		198	187
Inventory		56	38
Financial assets		41	6
Assets classified as held for sale	9	—	1,859
Current assets		452	2,244

Property, plant and equipment	4	3,333	2,995
Intangible assets	6	2,798	2,903
Standing timber	5	2,723	2,578
Investments in associates	3	1,044	1,069
Goodwill		591	591
Investment properties		176	175
Financial assets (non-current)		151	118
Other assets (non-current)		120	59
Deferred income tax asset		398	377
Total assets		$11,786	$13,109

Liabilities and partnership capital
Accounts payable and other		$326	$240
Non-recourse borrowings		41	615
Financial liabilities		44	29
Liabilities classified as held for sale	9	—	1,859
Current liabilities		411	2,743

Corporate borrowings		312	18
Non-recourse borrowings (non-current)		4,708	3,960
Financial liabilities (non-current)		196	97
Other liabilities		261	261
Deferred income tax liabilities		1,123	1,025
Preferred shares		20	20
Total liabilities		7,031	8,124

Partnership capital
Non-controlling interest		1,619	1,605
Limited partners’ capital	8	2,881	2,881
General partner’s capital	8	19	19
Retained earnings		284	302
Other comprehensive income		(48)	178
Total partnership capital		4,755	4,985
Total liabilities and partnership capital		$11,786	$13,109

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATING RESULTS

	For the three month period ended September 30		For the nine month period ended September 30
US$ MILLIONS, UNAUDITED	2011	2010	2011	2010

Revenues	$414	$137	$1,232	$418
Cost of revenues	(232)	(94)	(669)	(264)
General and administrative expenses	(15)	(8)	(43)	(23)
Gross margin	167	35	520	131
Interest expense	(85)	(35)	(250)	(98)
Income before under noted	82	—	270	33
Earnings from investments in associates	14	31	38	56
Depreciation and amortization expense	(34)	(5)	(90)	(15)
Fair value adjustments	165	6	142	8
Other income (expense)	(4)	4	17	(1)
Income before income tax	223	36	377	81
Income tax (expense) recovery	(67)	1	(92)	(10)
Net income	156	37	285	71
Less: Net income attributable to non-controlling interests	(94)	(4)	(152)	(20)
Net income attributable to partnership	$62	$33	$133	$51

Net income per partnership unit	$0.39	$0.31	$0.84	$0.48

Net income attributable to:
General partner	$2	$—	$2	$—
Limited partners	$60	$33	$131	$51

Earnings per unit:
Basic and diluted earnings per unit attributable to:
Limited partners	$0.38	$0.31	$0.84	$0.48

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	For the three month period ended September 30		For the nine month period ended September 30
US$ MILLIONS, UNAUDITED	2011	2010	2011	2010

Net income for the period	$156	$37	$285	$71

Other comprehensive (loss) income
Revaluation of property, plant and equipment	—	7	—	5
Foreign currency translation	(283)	143	(146)	49
Cash flow hedge	(69)	—	(74)	1
Net investment hedge	12	(34)	(32)	(25)
Investments in associates	(4)	(11)	(7)	(11)
	(344)	105	(259)	19
Comprehensive (loss) income	(188)	142	26	90

Attributable to:
Non-controlling interests	33	10	115	20
General partner	—	1	1	1
Limited partners	$(221)	$131	$(90)	$69

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF PARTNERSHIP CAPITAL

			Limited Partners								General Partner
Investments in
			Reserves						Associates
US$ MILLIONS, UNAUDITED THREE MONTHS ENDED September 30, 2011	Limited partners’ capital	General partner’s capital	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedges gains (losses)	Retained earnings	General partner OCI	Non- controlling interest	Total partners’ capital

Balance as of June 30, 2011	$2,881	$19	$276	$6	$269	$(86)	$4	$11	$32	$(2)	$3	$1	$1,615	$5,029

Net income	—	—	60	—	—	—	—	—	—	—	2	—	94	156

Other comprehensive (loss) income	—	—	—	—	(242)	12	(47)	—	—	(4)	—	(2)	(61)	(344)

Distributions to unitholders	—	—	(55)	—	—	—	—	—	—	—	(2)	—	—	(57)

Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	29	29

Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(58)	(58)

Balance as of September 30, 2011	$2,881	$19	$281	$6	$27	$(74)	$(43)	$11	$32	$(6)	$3	$(1)	$1,619	$4,755

(1) Other reserves relate to unrealized actuarial gains.

			Limited Partners								General Partner
									Investments in
			Reserves						Associates
US$ MILLIONS, UNAUDITED THREE MONTHS ENDED September 30, 2010	Limited partners’ capital	General partner’s capital	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedges gains (losses)	Retained earnings	General partner OCI	Non- controlling interest	Total partners’ capital

Balance as of June 30, 2010	$1,807	$19	$(84)	$5	$(39)	$18	$1	$—	$22	$9	$—	$(1)	$1,290	$3,047

Net income	—	—	33	—	—	—	—	—	—	—	—	—	4	37

Other comprehensive income (loss)	—	—	—	3	140	(34)	—	—	—	(11)	—	1	6	105

Distributions to unitholders	—	—	(29)	—	—	—	—	—	—	—	—	—	—	(29)

Balance as of September 30, 2010	$1,807	$19	$(80)	$8	$101	$(16)	$1	$—	$22	$(2)	$—	$—	$1,300	$3,160

(1) Other reserves relate to unrealized actuarial gains.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

			Limited Partners								General Partner
			Reserves						Investments in Associates
US$ MILLIONS, UNAUDITED NINE MONTHS ENDED September 30, 2011	Limited partners’ capital	General partner’s capital	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedges gains (losses)	Retained earnings	General partner OCI	Non- controlling interest	Total partners’ capital

Balance as of December 31, 2010	$2,881	$19	$302	$6	$155	$(42)	$11	$11	$32	$1	$4	$—	$1,605	$4,985

Net income	—	—	131	—	—	—	—	—	—	—	2	—	152	285

Other comprehensive (loss) income	—	—	—	—	(128)	(32)	(54)	—	—	(7)	—	(1)	(37)	(259)

Distributions to unitholders	—	—	(152)	—	—	—	—	—	—	—	(3)	—	—	(155)

Acquisition of interests	—	—	—	—	—	—	—	—	—	—	—	—	29	29

Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(130)	(130)

Balance as of September 30, 2011	$2,881	$19	$281	$6	$27	$(74)	$(43)	$11	$32	$(6)	$3	$(1)	$1,619	$4,755

(1) Other reserves relate to unrealized actuarial gains.

			Limited Partners								General Partner
									Investments in
			Reserves						Associates
US$ MILLIONS, UNAUDITED NINE MONTHS ENDED September 30, 2010	Limited partners’ capital	General partner’s capital	Retained earnings (deficit)	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves(1)	Revaluation surplus	Hedges gains (losses)	Retained earnings	General partner OCI	Non- controlling interest	Total partners’ capital

Balance as of December 31, 2009	$1,807	$19	$(44)	$5	$50	$9	$1	$—	$22	$9	$—	$(1)	$1,281	$3,158

Net income	—	—	51	—	—	—	—	—	—	—	—	—	20	71

Other comprehensive income (loss)	—	—	—	3	51	(25)	—	—	—	(11)	—	1	—	19

Distributions to unitholders	—	—	(87)	—	—	—	—	—	—	—	—	—	—	(87)

Other items	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)

Balance as of September 30, 2010	$1,807	$19	$(80)	$8	$101	$(16)	$1	$—	$22	$(2)	$—	$—	$1,300	$3,160

(1) Other reserves relate to unrealized actuarial gains.

The accompanying notes are an integral part of these financial statements.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

	For the three month period ended September 30		For the nine month period ended September 30
US$ MILLIONS, UNAUDITED	2011	2010	2011	2010

Operating Activities
Net income	$156	$37	$285	$71
Adjusted for the following items:
Earnings from investments in associates, net of distributions	(7)	(20)	(15)	(11)
Depreciation and amortization expense	34	5	90	15
Fair value adjustments	(165)	(6)	(142)	(8)
Provision and other items	(4)	—	(21)	2
Deferred tax expense (recovery)	68	(2)	91	7
Impact of foreign exchange on cash	(10)	—	4	(1)
Change in non-cash working capital, net	(16)	(41)	22	(48)
Cash from (used by) operating activities	56	(27)	314	27

Investing Activities
Investments in or partial sale of operating assets	(7)	36	(20)	25
Additions to long lived assets	(128)	(6)	(343)	(13)
Settlement of foreign exchange contracts, net	(29)	—	(65)	13
Cash (used by) from investing activities	(164)	30	(428)	25

Financing Activities
Distribution to unitholders	(57)	(29)	(155)	(87)
Corporate borrowings	95	17	294	17
Subsidiary borrowings	51	—	108	(18)
Subsidiary distributions to non-controlling interest	(58)	—	(130)	—
Cash from (used by) financing activities	31	(12)	117	(88)

Cash and cash equivalents
Change during the period	(77)	(9)	3	(36)
Balance, beginning of period	234	80	154	107
Balance, end of period	$157	$71	$157	$71

The accompanying notes are an integral part of these financial statements.

NOTES TO INTERIM CONDENSED CONSOLIDATED AND COMBINED

FINANCIAL STATEMENTS - UNAUDITED

FOR THE PERIOD FROM JANUARY 1, 2011 TO SEPTEMBER 30, 2011

1.             ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “partnership”) owns and operates utility businesses, transport and energy businesses and timber assets in North and South America, Australasia, and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. The registered office is Canon’s Court, 22 Victoria Street, Hamilton, Bermuda.

2.            SUMMARY OF ACCOUNTING POLICIES

a)            Statement of Compliance

These interim condensed consolidated and combined financial statements of the partnership and its consolidated subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure adopted in its consolidated and combined financial statements as of and for the year ended December 31, 2010. The accounting policies the partnership adopted in its financial statements as of and for the year ended December 31, 2010 are disclosed in Note 2 of Brookfield Infrastructure’s annual consolidated and combined financial statements as of and for the year ended December 31, 2010, with which reference should be made to in reading these interim condensed consolidated and combined financial statements.

These interim condensed consolidated and combined financial statements were authorized for issuance by the Board of Directors of the partnership on November 3, 2011.

b)            Reorganization of Brookfield Infrastructure Interests

Effective December 31, 2010, the partnership entered into voting arrangements with various affiliates of Brookfield Asset Management (“Brookfield”), Brookfield Infrastructure’s ultimate parent company, whereby the partnership effectively gained control of Holding LP. The partnership entered into similar arrangements in respect of Brookfield’s indirect holdings in the U.S. and Canadian freehold timberlands, Australian coal terminal operation and UK port operation, subject to certain limitations. This reorganization does not represent a business combination under IFRS 3, Business Combinations (IFRS 3R), as all combining businesses are ultimately controlled by the same parties both before and after the voting arrangements were completed. IFRS 3R does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control.

Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance set out under the IFRS framework and pronouncements of other standard-setting bodies. As consistent with the annual consolidated and combined financial statements as of and for the year ended December 31, 2010, these interim condensed consolidated and combined financial statements of Brookfield Infrastructure are presented to reflect continuing control as follows:

•    Assets and liabilities of Holding LP, and the partnership’s interests in the U.S. and Canadian freehold timberlands, Australian coal terminal operation and its UK port operation are reflected at their carrying amounts as of the reorganization date. No adjustments were made to reflect fair values or to recognize any new assets or liabilities, including goodwill, as a result of the combination;

•    In the partnership’s consolidated and combined Statements of Financial Position, Statements of Operating Results and Statements of Cash Flows, the partnership’s freehold timberlands, Australian coal terminal and UK port operation are presented as if these arrangements had been in place from the time Brookfield acquired control. For Brookfield Infrastructure’s freehold timberlands and UK port operation, Brookfield acquired control prior to January 1, 2010, and for Brookfield Infrastructure’s Australian coal terminal operation, Brookfield acquired control with the closing of the Prime merger on December 8, 2010; and

• Holding LP has issued redeemable partnership units held by Brookfield, which may, at the request of the holder, require the Holding LP to redeem the units for cash consideration equal to the market price of the partnership’s limited partnership units. This right is subject to the partnership’s right of first refusal which entitled it, at its sole discretion, to elect to acquire any unit so presented to Holding LP in exchange for one of the partnership’s units (subject to certain customary adjustments). As the partnership, at its sole discretion, has the right to settle the obligation with limited partnership units, the redeemable partnership units are classified as limited partnership units.

c)            Future Changes in Accounting Policies

I.          Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

II.         Consolidated Financial Statements, Joint Ventures and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Ventures (“IFRS 11”), IFRS 12, Disclosures of Involvement with Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are also early applied.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation of Special Purpose Entities ( “SIC-12” ). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. Brookfield Infrastructure is currently evaluating the impact of IFRS 10 and the amendments to IAS 27 on its consolidated financial statements.

IFRS 11 supersedes IAS 31, Interest in Joint Ventures and SIC-31, Joint Controlled Entities — Non- Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28, Investments in Associates and Joint Venturers. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. Brookfield Infrastructure is currently evaluating the impact of IFRS 11 and the amendments to IAS 28 on its consolidated financial statements.

IFRS 12 integrates the disclosure requirements on interests in other entities and requires a parent company to disclose information about significant judgements and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12. Brookfield Infrastructure is currently evaluating the impact of IFRS 12 on its consolidated financial statements.

3.             INVESTMENTS IN ASSOCIATES

	As of
US$ MILLIONS	September 30, 2011	December 31, 2010
Non-current:
Investments in associates	$1,044	$1,069

Reconciliation of movement in investments accounted for using the equity method
Balance at January 1	$1,069	$1,087
Share of income for the year - continuing operations	38	52
Share of reserves for the year - OCI	(7)	2
Foreign currency translation	(52)	81
Distributions	(23)	(71)
Additions (dispositions)(1),(2)	19	(82)
Ending balance	$1,044	$1,069

(1)  In December 2010, Brookfield Infrastructure acquired the remaining 60% of Prime, obtaining a controlling stake in the associate. Investments in associates were derecognized and acquisition accounting in accordance with IFRS 3R was applied.

(2)  As of September 30, 2011, Brookfield Infrastructure’s interest in its European port operation is 60%; however its ownership was subject to a share equalization scheme that will adjust the aggregate interests of the partners in the European port operation based on performance of the port operation in the years ending December 31, 2012 and 2013. Subsequent to year end, an agreement was reached by all relevant parties subject to certain closing conditions, and as such, Brookfield Infrastructure’s ownership decreased to 40%.

The following table represents the carrying value of the partnership’s investments in associates:

	As of
US$ MILLIONS	September 30, 2011	December 31, 2010
North American gas transmission operation	$393	$384
Australasian energy distribution operation	254	280
South American transmission operation	223	236
European port operation	137	115
Other associates	37	54
	1,044	1,069

SUMMARISED FINANCIAL INFORMATION OF ASSOCIATE ENTITIES

The following table summarizes the aggregate balances for investments in associates:

	As of
US$ MILLIONS	September 30, 2011	December 31, 2010
Financial position:
Total assets	$15,866	$12,500
Total liabilities	(12,293)	(8,692)
Net assets	$3,573	$3,808

	Three months ended September 30
US$ MILLIONS	2011	2010
Financial performance:
Total revenue	$564	$452
Total income for the period	75	72
Brookfield Infrastructure’s share of associates’ income	$14	$31

	Nine months ended September 30
US$ MILLIONS	2011	2010
Financial performance:
Total revenue	$1,705	$1,361
Total income for the period	149	159
Brookfield Infrastructure’s share of associates’ income	$38	$56

4.             PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport & Energy Assets	Timberland Assets	Total Assets
Gross carrying amount:
Balance at January 1, 2010	$221	$299	$685	$1,205
Additions	12	26	6	44
Transfer from investment properties	—	—	(1)	(1)
Acquisitions through business combinations	513	1,418	—	1,931
Fair value adjustment	—	—	(139)	(139)
Net foreign currency exchange differences	—	33	8	41
Other	—	(33)	1	(32)
Balances at December 31, 2010	746	1,743	560	3,049
Additions	53	270	—	323
Reclassified from held for sale	151	—	—	151
Net foreign currency exchange differences	(26)	(72)	(10)	(108)
Balances at September 30, 2011	$924	$1,941	$550	$3,415

Accumulated depreciation:
Balance at January 1, 2010	$(17)	$(2)	$(5)	$(24)
Depreciation expense	(8)	(15)	—	(23)
Net foreign currency exchange differences	(6)	(1)	—	(7)
Balance at December 31, 2010	(31)	(18)	(5)	(54)
Depreciation expense	(19)	(45)	(1)	(65)
Net foreign currency exchange differences	29	8	—	37
Balance at September 30, 2011	$(21)	$(55)	$(6)	$(82)

Net book value:
December 31, 2010	$715	$1,725	$555	$2,995
September 30, 2011	$903	$1,886	$544	$3,333

5.             STANDING TIMBER

US$ MILLIONS	Total
Gross carrying amount:
Balance at January 1, 2010	$2,425
Additions	5
Disposals	(9)
Gain arising from growth	142
Decrease resulting from harvest	(128)
Fair value adjustment	139
Net foreign exchange differences	3
Other	1
Balance at December 31, 2010	2,578
Gain arising from growth	142
Decrease resulting from harvest	(160)
Fair value adjustment	160
Other	3
Balance at September 30, 2011	$2,723

As at September 30, 2011, Brookfield Infrastructure carried out a review of the recoverable amount of its standing timber. The review led to the recognition of a gain from revaluation of $160 million in Brookfield Infrastructure’s U.S. freehold timberlands, which has been recognized in the Statements of Operating Results. The recoverable amount of the standing timber has been determined on the basis of fair value. The discount rate used in measuring value-in-use was 6.25% (2010 — 6.25%). The fair value adjustment on our timberlands arose on the strength of current timber prices and the revision of projected harvest volumes in response to these price levels.

6.             INTANGIBLE ASSETS

US$ MILLIONS	Conservancy right (1)	Concession arrangements (2)	Total
Gross carrying amount:
Balance at January 1, 2010	$306	$—	$306
Acquisitions through a business combination	—	2,490	2,490
Other	39	—	39
Net foreign exchange differences	(13)	85	72
Balance at December 31, 2010	332	2,575	2,907
Additions	—	20	20
Net foreign exchange differences	(1)	(143)	(144)
Reclassified from held for sale	—	37	37
Balance at September 30, 2011	$331	$2,489	$2,820

Accumulated amortization and impairment:
Balance at January 1, 2010	$—	$—	$—
Amortization expense	—	(4)	(4)
Balance at December 31, 2010	—	(4)	(4)
Amortization expense	—	(25)	(25)
Net foreign exchange differences	—	7	7
Balance at September 30, 2011	$—	$(22)	$(22)

Net book value:
December 31, 2010	$332	$2,571	$2,903
September 30, 2011	$331	$2,467	$2,798

(1) The conservancy right was acquired as part of the acquisition of its UK port operations in 2009 and was recorded at its fair value. The conservancy asset recognized is not amortized as it is a right in perpetuity with an indefinite life, but is subject to an annual impairment review.

(2) Concession arrangements primarily consist of the service concession arrangement at Brookfield Infrastructure’s Australian coal terminal operation. The service concession is awarded by Governmental authorities in that jurisdiction and it allows for the use and operations of the Australian coal terminal. The terms and conditions of access to the Australian coal terminal’s services, including tariffs that can be charged to the users, are regulated by the QCA. Brookfield Infrastructure’s Australian coal terminal operation has Standard Access Agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value, and therefore revenue is not impacted by actual throughput. The concession arrangement has an expiration date of 2051 and an option to extend the arrangement. These arrangements are being amortized over their useful life, with the expense recognized in the Statements of Operating Results.

7.            SEGMENTED INFORMATION

IFRS 8 Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“EBITDA”), measures not defined by IFRS, which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, fair value adjustments, unrealized gains or losses on derivative instruments, deferred taxes, interest charges and fair value adjustments on redeemable partnership units and other non-cash items. EBITDA is calculated as FFO excluding the impact of interest and taxes.

	Utilities		Transport and Energy		Timber
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2011		Brookfield Infrastructure’s		Brookfield Infrastructure’s		Brookfield Infrastructure’s
US$ MILLIONS	100%	Share	100%	Share	100%	Share	Corporate	Total(1)

Revenues	$340	$176	$456	$228	$110	$37	$—
Costs attributed to revenues	(115)	(63)	(294)	(149)	(75)	(25)	(15)
EBITDA	225	113	162	79	35	12	(15)
Other income	2	1	—	—	(1)	—	(2)
Interest expense	(66)	(37)	(86)	(39)	(21)	(7)	(6)
Cash taxes	—	—	(3)	(1)	1	—	(1)
FFO	161	77	73	39	14	5	(24)
Depreciation and amortization	(56)	(26)	(53)	(27)	—	—	—
Fair value adjustments	(5)	(5)	—	—	165	48	—
Unrealized (losses) gains on derivative instruments	1	—	(6)	(2)	—	—	1
Deferred taxes and other items	25	10	1	(1)	(70)	(21)	(12)
Net income (loss) attributable to partnership	$126	$56	$15	$9	$109	$32	$(35)	$62

	Utilities		Transport and Energy		Timber
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2011		Brookfield Infrastructure’s		Brookfield Infrastructure’s		Brookfield Infrastructure’s
US$ MILLIONS	100%	Share	100%	Share	100%	Share	Corporate	Total(1)

Revenues	$941	$479	$1,414	$714	$374	$120	$—
Costs attributed to revenues	(302)	(167)	(929)	(473)	(225)	(71)	(43)
EBITDA	639	312	485	241	149	49	(43)
Other income	7	3	3	—	4	1	3
Interest expense	(209)	(112)	(254)	(116)	(63)	(21)	(17)
Cash taxes	(2)	1	(6)	(2)	(1)	(1)	(1)
FFO	435	204	228	123	89	28	(58)
Depreciation and amortization	(159)	(71)	(168)	(83)	—	—	—
Fair value adjustments	(5)	(5)	—	—	142	40	—
Unrealized (losses) gains on derivative instruments	(13)	(2)	(9)	(3)	—	—	1
Deferred taxes and other items	(40)	(19)	51	14	(75)	(23)	(13)
Net income (loss) attributable to partnership	$218	$107	$102	$51	$156	$45	$(70)	$133

(1) The above tables present Brookfield Infrastructure’s results from operations on a proportionate basis. As Brookfield Infrastructure has a number of investments that are accounted for using the equity method of accounting, a significant portion of Brookfield Infrastructure’s operating results are presented in one line on the Statements of Operating Results. The above tables present the detailed components making up net income for investments accounted for using the consolidation and equity methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statements of Operating Results.

	Utilities		Transport and Energy		Timber
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2010		Brookfield Infrastructure’s		Brookfield Infrastructure’s		Brookfield Infrastructure’s
US$ MILLIONS	100%	Share	100%	Share	100%	Share	Corporate	Total(1)

Revenues	$237	$86	$289	$127	$82	$23	$—
Cost attributed to revenues	(61)	(24)	(204)	(90)	(60)	(16)	(11)
EBITDA	176	62	85	37	22	7	(11)
Other income (expenses)	3	—	2	—	(1)	—	4
Interest expense	(48)	(18)	(42)	(17)	(21)	(7)	(1)
Cash taxes	(1)	(1)	(4)	—	(1)	—	—
FFO	130	43	41	20	(1)	—	(8)
Depreciation and amortization	(37)	(13)	(40)	(17)	—	—	—
Fair value adjustments	—	—	—	—	6	2	—
Unrealized (losses) gains on derivative instruments	(56)	(11)	—	—	—	—	7
Deferred taxes and other items	(22)	(10)	79	31	(2)	(1)	(10)
Net income (loss) attributable to partnership	$15	$9	$80	$34	$3	$1	$(11)	$33

	Utilities		Transport and Energy		Timber
FOR THE NINE MONTH PERIOD ENDED		Brookfield		Brookfield		Brookfield
SEPTEMBER 30, 2010		Infrastructure’s		Infrastructure’s		Infrastructure’s
US$ MILLIONS	100%	Share	100%	Share	100%	Share	Corporate	Total(1)

Revenues	$642	$236	$957	$377	$256	$77	$—
Cost attributed to revenues	(185)	(75)	(610)	(254)	(164)	(48)	(30)
EBITDA	457	161	347	123	92	29	(30)
Other income (expenses)	3	—	3	—	(3)	1	4
Interest expense	(149)	(57)	(151)	(52)	(63)	(21)	(6)
Cash taxes	(2)	(2)	1	1	(2)	—	—
FFO	309	102	200	72	24	9	(32)
Depreciation and amortization	(115)	(41)	(133)	(51)	—	—	—
Fair value adjustments	—	—	—	—	8	2	—
Unrealized (losses) gains on derivative instruments	(62)	(11)	—	—	—	—	3
Deferred taxes and other items	(22)	(12)	61	25	(10)	(4)	(11)
Net income (loss) attributable to partnership	$110	$38	$128	$46	$22	$7	$(40)	$51

8.             PARTNERSHIP CAPITAL

	General Partnership units		Limited Partnership units		Total
	As of		As of		As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
US$ MILLIONS	2011	2010	2011	2010	2011	2010
Authorized to issue
On issue at January 1	1.1	1.1	156.3	105.6	157.4	106.7
Issued for cash	—	—	—	50.7	—	50.7
Shares repurchased	—	—	—	—	—	—
Ending balance	1.1	1.1	156.3	156.3	157.4	157.4

The weighted average number of general partnership units outstanding for the period ended September 30, 2011 was 1.1 million (September 30, 2010: 1.1 million). The weighted average number of limited partnership units outstanding for the period ended September 30, 2011 was 156.3 million (September 30, 2010: 105.6 million).

	General Partnership units		Limited Partnership units		Total
	As of		As of		As of
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
US$ MILLIONS	2011	2010	2011	2010	2011	2010
Opening balance	19	19	2,881	1,807	2,900	1,826
Share issuance	—	—	—	1,074	—	1,074
Ending balance	19	19	2,881	2,881	2,900	2,900

9.             HELD FOR SALE ASSETS

As part of the acquisition of Prime Infrastructure (“Prime”) Brookfield Infrastructure acquired an interest in the disposal groups AET&D and CSC. On acquisition Brookfield Infrastructure classified AET&D and CSC as assets held for sale with a nil carrying value.

In conjunction with the Prime re-capitalization (November 2009) Prime issued an option to the holders of exchangeable preference shares in Prime to receive any proceeds in relation to the disposal of the AET&D assets, and a twelve month option (with an option in favor of Brookfield Asset Management “Brookfield” for a further two periods of twelve months each) has been issued to Brookfield to acquire Cross Sound Cable (“CSC”) for nominal proceeds. In November 2010, Brookfield extended their option a further 12 months.

In July 2011, a wholly-owned subsidiary of Prime completed the disposal of the AET&D group of assets. As Prime had effectively granted to former holders of certain exchangeable preferred shares the right to receive any residual proceeds from the disposal of the AET&D assets (after satisfaction of existing debt and payment of all costs, expenses and other obligations), no proceeds from this sale accrue to Brookfield Infrastructure. No accounting gains or losses have been recognized relating to this sale.

In August 2011, Brookfield Infrastructure transferred its ownership interest in CSC to a Brookfield sponsored infrastructure fund for insignificant proceeds. Concurrently, the partnership entered into a voting agreement with Brookfield, whereby the partnership effectively maintains control of CSC. Subsequent to the transfer, Brookfield negotiated a repayment of the existing debt at CSC requiring an investment of $9 million dollars for a 23% interest in CSC. Following the repayment of debt, Brookfield Infrastructure discontinued classifying CSC as an asset held for sale. No accounting gains or losses have been recognized relating to this transfer.

10.          SUBSEQUENT EVENTS

a)            Equity Offering

Subsequent to period end, Brookfield Infrastructure issued 27.7 million limited partnership units at $24.75 per unit, for net proceeds of $657 million.

b)            Chilean Toll Road

During the quarter, Brookfield Infrastructure signed agreements to make a $150 million investment in a Chilean toll road. The transaction is expected to close in the fourth quarter of 2011.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2011

INTRODUCTION

This Management’s Discussion and Analysis (MD&A) should be read in conjunction with Brookfield Infrastructure Partners L.P.’s (the Partnership and together with its subsidiary and operating entities, Brookfield Infrastructure) most recently issued Form 20-F. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, transport and energy businesses and timber assets in North and South America, Australasia, and Europe. Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders. To accomplish this objective, we will seek to leverage Brookfield Asset Management Inc’s (Brookfield) best-in-class operating platforms to acquire targeted assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored partnerships that target acquisitions that suit our profile. We will focus on consortiums and partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

Our objective is to earn a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long-term. We aim to generate this return from the in-place cash flow of our operations plus growth. We endeavor to manage our operations to generate increasing funds from operations (FFO) per unit. If we are successful in doing so, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. Thus, for our business as a whole, our key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures (adjusted funds from operations or AFFO) divided by Invested Capital (see page 40 for more detail), which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track the key value drivers for each of our operating platforms. See Operating Platforms for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the per unit FFO growth that we foresee in our operations we are targeting 3% to 7% annual distribution growth. On the strength of our financial performance, our quarterly distribution was increased by 13% to $0.31 per unit in February 2011 and an additional 13% to $0.35 per unit in August 2011. We intend to review our distribution again in the first quarter of 2012 in the normal course and will continue to target a distribution that will result in a payout ratio of 60% to 70% of our FFO.

Basis of Presentation

Our condensed consolidated and combined financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The condensed consolidated and combined financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, however does not control, using the equity method. Certain prior year amounts have been reclassified to conform to the current year’s presentation.

For each operating platform — utilities, transport and energy, and timber — this MD&A outlines Brookfield Infrastructure’s proportionate share of results in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance.

OUR OPERATIONS

Our business is comprised of high quality, long-life assets that provide essential products and services for the global economy. We have a stable cash flow profile with approximately 80% of our EBITDA supported by regulated or contractual revenues. While each of our businesses has high barriers to entry and strong competitive positions, we generate cash flows under a number of different revenue frameworks. As a result, we group our businesses into operating platforms based on the similarities in their underlying economic drivers in order to assist our unitholders in evaluating our performance and assessing our value.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Location
Utilities
	Electricity Transmission	North & South America
	Energy Distribution	Australasia and Europe
	Coal Terminal Operations	Australasia

Transport and Energy
	Rail	Australasia
	Energy Transmission	Primarily North America
	Ports	Europe

Timber
	Freehold Timberlands	North America

Our utilities platform is comprised of regulated businesses which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. Our transport and energy platform provides transportation, storage and handling services for energy, freight and bulk commodities for which we are paid an access fee. Profitability is based on the volume of services that we provide and the price achieved for these services. Our timber platform is comprised of freehold timberlands that provide inputs for a number of essential products for the global economy on a sustainable basis, including structural lumber.

OVERVIEW OF PERFORMANCE

In this section we review our condensed consolidated and combined performance and financial position for the three- and nine-month periods ended September 30, 2011. Further details on the key drivers of our operations and financial position are contained within the review of Operating Platforms.

To measure performance, we focus on net income as well as funds from operations (FFO) and adjusted funds from operations (AFFO). We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other non-cash items and AFFO as FFO less maintenance capex, as detailed in the Reconciliation of non-IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers, and FFO and AFFO have limitations as analytical tools. See the Reconciliation of non-IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

Results of Operations

The following table summarizes the financial results of Brookfield Infrastructure.

MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	Three months ended September 30		Nine months ended September 30
Key Metrics	2011	2010	2011	2010
Funds from operations (FFO)	$97	$55	$297	$151
Per unit FFO	0.62	0.52	1.89	1.42
Distributions	0.35	0.275	0.97	0.825
Payout ratio(1)	56%	53%	51%	58%
Growth of per unit FFO	19%	—	33%	—
Adjusted funds from operations (AFFO)(2)	76	44	229	122
AFFO yield(3)	10%	10%	10%	9%

(1) Payout ratio is defined as distributions to unitholders divided by FFO.

(2) AFFO is defined as FFO less maintenance capital expenditures.

(3) AFFO yield is defined as AFFO divided by average invested capital.

For the three-month period ended September 30, 2011, we recorded FFO of $97 million, or $0.62 per unit, versus $55 million, or $0.52 per unit, in the comparable period last year. This 19% increase in our per unit FFO was largely attributable to accretion from our merger with Prime Infrastructure (Prime), strong results from our utilities platform and favourable foreign exchange rates, partially offset by below average performance in our transport and energy platform. On an invested capital base of $2,967 million, we generated an AFFO yield of 10%. Our distribution of $0.35 per unit implied a payout of 56% of our FFO for the quarter, which is below our targeted range of 60% to 70%.

MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	Three months ended September 30		Nine months ended September 30
Summary Income Statement	2011	2010	2011	2010
Revenues	$414	$137	$1,232	$418
Cost of revenues	(232)	(94)	(669)	(264)
General and administrative expenses	(15)	(8)	(43)	(23)
Gross margin	167	35	520	131
Interest expense — corporate borrowings	(4)	(3)	(8)	(6)
Interest expense — non-recourse borrowings	(81)	(32)	(242)	(92)
Earnings from investments in associates	14	31	38	56
Net income	62	33	133	51
Net income per unit	0.39	0.31	0.84	0.48

For the three months ended September 30, 2011, we earned net income of $62 million, compared to $33 million in the same period of the prior year. Net income increases as a result of incremental FFO from our merger with Prime and a $45 million fair value gain on our timberlands arising from the strength of log prices were partially offset by an increase in depreciation and amortization expense associated with the write up of our depreciable asset base in conjunction with the Prime merger, and non-cash mark-to-market losses associated with our foreign exchange and interest rate hedging program.

MILLIONS, UNAUDITED	As of
Summary Balance Sheet	September 30, 2011	December 31, 2010
Cash and cash equivalents	$157	$154
Total assets	11,786	13,109
Corporate borrowings	312	18
Non-recourse borrowings	4,749	4,575
Non-controlling interest	1,619	1,605
Partnership capital	3,136	3,380

As of September 30, 2011, we had $11,786 million in assets and $3,136 million in partnership capital compared to $13,109 million in assets and $3,380 million in partnership capital as of December 31, 2010. Our book value per unit was $19.92 and $21.47 as of September 30, 2011 and December 31, 2010, respectively.

The decrease in assets and partnership capital, compared to December 31, 2010, reflects a significant decline in foreign exchange rates versus the U.S. dollar in most of the countries that we operate as at September 30, 2011. Additionally, total assets and liabilities decreased by $1,323 million due primarily to the sale of Alinta Energy Transmission and Distribution, which was classified as held for sale on our balance sheet.

Corporate borrowings increased to $312 million at quarter end compared to $18 million at year end, as we drew on our corporate credit facility to fund investments in our businesses. Our condensed consolidated and combined balance sheet as of September 30, 2011 reflects $4,749 million of non-recourse borrowings compared to $4,575 million as of December 31, 2010. As at September 30, 2011, our consolidated net debt to capitalization ratio was 50%.

SELECTED INCOME STATEMENT AND BALANCE SHEET INFORMATION

The following tables present selected income statement and balance sheet information by operating platform on a proportionate basis:

Income Statement	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Net income by segment
Utilities	$56	$9	$107	$38
Transport and energy	9	34	51	46
Timber	32	1	45	7
Corporate and other	(35)	(11)	(70)	(40)
Net income	$62	$33	$133	$51

EBITDA by segment
Utilities	$113	$62	$312	$161
Transport and energy	79	37	241	123
Timber	12	7	49	29
Corporate and other	(15)	(11)	(43)	(30)
EBITDA	$189	$95	$559	$283

FFO by segment
Utilities	$77	$43	$204	$102
Transport and energy	39	20	123	72
Timber	5	—	28	9
Corporate and other	(24)	(8)	(58)	(32)
Funds from operations (FFO)	$97	$55	$297	$151

Balance Sheet

	As of
	September 30,	December 31,
MILLIONS, UNAUDITED	2011	2010
Total assets by segment
Utilities	$3,574	$3,695
Transport and energy	3,476	3,396
Timber	1,075	1,062
Corporate and other	86	79
Total assets	$8,211	$8,232

Net debt by segment
Utilities	$2,349	$2,325
Transport and energy	1,834	1,945
Timber	468	460
Corporate and other	424	122
Total net debt	$5,075	$4,852

Partnership capital by segment
Utilities	$1,225	$1,370
Transport and energy	1,642	1,451
Timber	607	602
Corporate and other	(338)	(43)
Total partnership capital	$3,136	$3,380

OPERATING PLATFORMS

In this section, we review the results of our principal operating platforms: utilities, transport and energy, and timber.

Utilities Operations

Our utilities platform is comprised of regulated businesses which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. In this segment, we own and operate assets that earn a return on a regulated or notionally stipulated asset base which we refer to as rate base. The rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contract for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. These competitive advantages often enable us to invest capital at attractive returns. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Virtually all of our utility platform’s EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities platform are to invest capital in the expansion of our rate base, and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, our return on rate base, as well as our AFFO yield.

Our utilities platform is comprised of the following:

Coal Terminal Operations

•                  Operate one of the world’s largest coal export terminals, located in Queensland, Australia, with 85 mtpa of coal handling capacity

•                  Account for 20% of global seaborne metallurgical coal exports and 8% of global seaborne coal exports

Electricity Transmission

•                  Operate 8,750 kilometers of transmission lines in North and South America

•                  Transmit electricity to 98% of the population of Chile

Energy Distribution

•                  Operate 864,000 electricity and natural gas connections

•                  One of the largest independent operators of utility connections in the UK and one of the largest distributors of energy in New Zealand

Results of Operations

The following table presents the roll-forward of our rate base and selected key metrics:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Rate base, start of period	$3,474	$1,816	$3,182	$1,891
Capital expenditures commissioned	59	14	142	49
Inflation and other indexation	26	8	93	49
Regulatory depreciation	(19)	(10)	(65)	(38)
Foreign exchange	(385)	10	(197)	(113)
Rate base, end of period	$3,155	$1,838	$3,155	$1,838

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Funds from operations (FFO)	$77	$43	$204	$102
Maintenance capital	(4)	(3)	(18)	(8)
Adjusted funds from operations (AFFO)	$73	$40	$186	$94
Return on rate base (1),(3)	12%	13%	12%	11%
AFFO yield(2),(3)	19%	17%	15%	13%

(1) Return on rate base is EBITDA divided by average rate base.

(2) AFFO yield is AFFO divided by average invested capital.

(3) Return on rate base and AFFO yield excludes impact of developer contributions at our European energy distribution operation.

(4) Normalized AFFO yields are 17%, 14% 15% and 12% for the relevant periods above.

For the quarter ended September 30, 2011, our utilities platform generated EBITDA and FFO of $113 million and $77 million, respectively, compared to $62 million and $43 million, respectively, in the same period of the prior year. The increase in FFO is attributable to the Prime merger and strong performances from our Australian coal terminal and UK distribution business. In the period, our maintenance capital expenditures were $4 million, which is lower than the average quarterly sustainable level of $6 million, due to timing of certain projects at our Australasian energy distribution operations. After deducting maintenance capital expenditures, our AFFO yield was 19% on an invested capital base of $1,343 million, excluding the impact of developer contributions received by our UK distribution operation.

The following table presents our utilities platform’s proportionate share of financial results:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Revenue	$165	$84	$445	$230
Costs attributed to revenues	(63)	(24)	(167)	(75)
Developer contributions	11	2	34	6
EBITDA	113	62	312	161
Other income (expenses)	1	(1)	4	(2)
Interest expense	(37)	(18)	(112)	(57)
Funds from operations (FFO)	77	43	204	102
Depreciation and amortization	(26)	(13)	(71)	(41)
Deferred taxes and other items	5	(21)	(26)	(23)
Net income	$56	$9	$107	$38

The following table presents our proportionate EBITDA and FFO for each business in this operating platform:

	EBITDA				FFO
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2011	2010	2011	2010	2011	2010	2011	2010
Coal Terminal Operations
Australasia	$51	$28	$135	$70	$30	$19	$75	$43
Electricity Transmission
South America	14	13	43	37	11	11	34	29
North America	7	8	20	21	5	5	14	13
Energy Distribution
Europe	21	5	60	13	17	3	47	7
Australasia	20	8	54	20	14	5	34	10
Total	$113	$62	$312	$161	$77	$43	$204	$102

Our Australian coal terminal, South American electricity transmission operation and UK distribution business represent 76% and 75% of EBITDA and FFO, respectively, in our utilities platform for the quarter ended September 30, 2011.

Our Australian coal terminal reported EBITDA and FFO of $51 million and $30 million, respectively, for the quarter versus $28 million and $19 million, respectively, in the comparative period. Adjusting for the change in ownership due to the Prime merger, our Australian coal terminal’s FFO remained relatively flat as the higher weighted average cost of capital in our access undertaking that was effective on January 1st and favourable foreign exchange rates offset a credit for additions to our rate base that was received in the third quarter of 2010.

Our South American electricity transmission operations’ EBITDA and FFO were $14 million and $11 million, respectively, for the quarter versus $13 million and $11 million, respectively, in the comparable period. FFO was flat versus the prior year as positive revenue indexation and contribution from growth capital expenditures was offset by higher operating expenses due to fines relating to the 2010 blackout.

Our UK distribution business earned EBITDA and FFO of $21 million and $17 million, respectively, in the quarter versus $5 million and $3 million, respectively, in the comparative period. Adjusting for the change of ownership due to the Prime merger, FFO increased by 127%, predominantly due to greater developer contributions. Our UK distribution business receives an upfront payment from developers in conjunction with the installation of gas and electricity connections in new homes. As a result of improved home building activity, our UK distribution business installed a total of 13,900 electricity and gas connections in the current quarter compared with 10,400 in the prior year quarter, increasing our total number of connections to 474,500. Furthermore, we receive greater developer contributions for electricity connections. During the quarter, electricity connections were 30% of total compared with 22% in the prior year.

Non-cash expenses are primarily comprised of depreciation and amortization, non-cash inflation indexation on our Chilean peso denominated debt and unrealized mark-to-market losses on derivative contracts which are a part of our fixed interest rate hedging program. Depreciation and amortization increased to $26 million for the quarter compared to $13 million in the prior year period, primarily due to the Prime merger.

Business Development and Outlook

Within our utility operations, we have numerous opportunities to upgrade and expand our rate base. While we are required to make certain capital expenditures to maintain safety and reliability, we will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utility platform, we expect to earn a return on the equity that we invest which is consistent with our existing AFFO yield within this platform.

Our capital project backlog is comprised of investments that will increase our rate base. It is defined as projects that have been awarded to us, as well as projects that have been filed with the regulator with scheduled expenditures within the next two years, for which we have not yet invested capital.

The following table presents the roll-forward of our capital project backlog at September 30, 2011:

MILLIONS, UNAUDITED	Three months ended September 30	Nine months ended September 30
Capital project backlog, start of period	$315	$310
Additional capital project mandates	65	132
Less capital expenditures	(71)	(148)
Foreign exchange and other	(9)	6
Capital project backlog, end of period	$300	$300
Construction work in progress	63	63
Total capital to be commissioned into rate base	$363	$363

We finished the period with a capital project backlog of $300 million, a decrease of $15 million compared with June 30, 2011. The decrease is largely attributable to the decline in foreign exchange rates versus the U.S. dollar in countries in which we operate at September 30, 2011. In addition, our construction work in progress was $63 million at quarter end, an increase from the prior quarter primarily due to capital expenditures at our Texas transmission project. Construction work in progress represents capital that we have invested that will begin earning a return upon commencement of service, at which point such investments will be added to our rate base. In total, we finished the quarter with $363 million of capital that has yet to be commissioned into our rate base.

During the quarter, we invested $9 million to purchase a 23% interest in a high voltage direct current (HVDC) transmission line that connects New England and Long Island. The subsea cable provides service to the Long Island Power Authority under an availability-based contract with a remaining term of 21 years. The transmission line was formerly classified as a held-for-sale asset on our balance sheet, and we purchased it from the lender that had security over the asset.

In July, we closed a $585 million construction facility with a syndicate of eight banks to finance our Texas transmission project. This facility has a rate of Libor + 225 bps and a term of construction plus three years.

Transport and Energy Operations

Our transport and energy platform is comprised of open access systems that provide transportation, storage and handling of energy, freight and bulk commodities. This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our energy transmission and rail operations, as well as unregulated businesses, such as our ports. Transport and energy businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our transport and energy platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport and energy platform mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of our transport and energy platform’s EBITDA is supported by long-term contractual revenues.

Our objectives for our transport and energy platform are to provide safe and reliable services to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, EBITDA margin as well as our AFFO yield.

Our transport and energy platform is comprised of the following:

Rail Operations

•                  Operate 5,100 kilometers of tracks

•                  Sole rail network in Southwestern Western Australia

Energy Transmission

•                  Operate 15,500 kilometers of natural gas transmission lines primarily in the U.S.

•                  Serve 60% of the Chicago/Northern Indiana natural gas market

•                  Operate 7% of U.S. natural gas storage capacity

Ports Operations

•                  Handle 85 million tonnes of goods annually

•                  Operate 20 ports across the UK, Europe and China

Results of Operations

The following table presents the key metrics of our transport and energy platform:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Growth capital expenditures	$85	$8	$239	$14

EBITDA margin(1)	35%	29%	34%	33%

Funds from operations (FFO)	$39	$20	$123	$72
Maintenance capital	(16)	(8)	(47)	(21)
Adjusted funds from operations (AFFO)	$23	$12	$76	$51

AFFO yield(2)	6%	9%	7%	13%

(1) EBITDA margin is EBITDA divided by revenues.

(2) AFFO yield is AFFO divided by average invested capital.

Our transport and energy platform earned EBITDA and FFO of $79 million and $39 million, respectively, for the quarter compared with $37 million and $20 million, respectively, in the prior year period. The increase was primarily due to the Prime merger. After deducting maintenance capital expenditures, we generated an AFFO yield of 6% on an invested capital base of $1,477 million, compared with 9% in the same period in the prior year. The decline in AFFO yield is primarily the result of a reduction of returns on capital at both our North American energy transmission operations and our Australian railroad combined with an increase in invested capital in this segment due to the Prime merger and investments in our Australian railroad and UK port that have not yet begun to generate cashflow.

The following table presents our transport and energy platform’s proportionate share of financial results:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Revenues	$228	$127	$714	$377
Cost attributed to revenues	(149)	(90)	(473)	(254)
EBITDA	79	37	241	123
Interest expense	(39)	(17)	(116)	(52)
Other (expenses) income	(1)	—	(2)	1
Funds from operations (FFO)	39	20	123	72
Depreciation, depletion and amortization	(27)	(17)	(83)	(51)
Deferred taxes and other items	(3)	31	11	25
Net income	$9	$34	$51	$46

The following table presents proportionate EBITDA and FFO for each business in this operating platform:

	EBITDA				FFO
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2011	2010	2011	2010	2011	2010	2011	2010
Rail
Australasia	$23	$8	$71	$30	$12	$5	$39	$20
Energy Transmission
North America	27	14	87	45	11	7	37	28
Other	3	—	21	7	2	—	17	5
Ports
UK	13	9	32	24	10	5	19	12
Europe	13	6	30	17	4	3	11	7
Total	$79	$37	$241	$123	$39	$20	$123	$72

Our Australian railroad, North American energy transmission operations and UK port were responsible for 80% and 85% of EBITDA and FFO, respectively, in our transport and energy platform for the quarter ended September 30, 2011.

For the quarter, our Australian railroad reported EBITDA and FFO of $23 million and $12 million, respectively, versus $8 million and $5 million in the same period of the prior year. Adjusting for the change in ownership due to the Prime merger, FFO was 4% lower than the prior year primarily due to an increase in seasonal maintenance expense and a decrease in volumes as a result of a strike action at an above rail operator on our system. The outlook for the 2011 grain harvest is very positive as there has been good to excellent rains in the grain growing regions. If good weather conditions persist, the current estimate is a harvest of upwards of 12 million tonnes, over twice the 2010 volumes. Our Australian railroad will benefit significantly from these additional volumes as well as the incremental take-or-pay volumes from our expansion program.

For the quarter, our North American energy transmission operations reported EBITDA and FFO of $27 million and $11 million, respectively, versus $14 million and $7 million, respectively, in the prior year. Adjusting for the change in ownership due to the Prime merger, FFO declined by 37% primarily due to the phase in of the FERC rate settlement beginning in July 2010 and softening market conditions, which negatively impacted the value of certain products such as sales of retained natural gas, market sensitive transportation capacity and line pack services. The FERC settlement was fully phased-in as of July 1, 2011.

Our UK ports operation reported EBITDA and FFO of $13 million and $10 million, respectively, for the quarter versus $9 million and $5 million, respectively, in the comparable period. We benefitted from a $4 million sign on fee from an energy customer that we received during the quarter, which more than offset a reduction in revenues from a customer that experienced a maintenance shutdown during the quarter. We also continue to benefit from volume growth at our Teesport container terminal, partially offset by lower margins due to inefficiencies arising from operating at full capacity.

Business Development and Outlook

In our transport and energy platform, we strive to increase the amount of goods that we can transport or handle in a capital efficient manner. Due to the economies of scale or strategic locations of our networks, we are often able to earn very attractive returns when we invest capital to expand our facilities to serve our customers’ growth requirements.

The following table presents our proportionate share of growth capital expenditures that we anticipate investing during the next 24 months:

MILLIONS, UNAUDITED
Australian railroad	$432
UK port operations	15
Growth capital projects	$447
Construction work in progress	183
Total capital to be commissioned	$630

During the quarter, we signed agreements to make a $150 million investment in a 33 kilometre toll road and tunnel that is a key artery in the transportation network in Santiago, Chile. The concessions are long-lived, with expirations in 2033 and 2037. We expect to close the transaction in the fourth quarter of 2011. We are excited about this investment as it seeds our toll road platform with a high quality asset in a high growth country that has a solid concession regime.

Our Chilean toll road is part of a ring road around Santiago, the capital of Chile that accounts for more than 40% of economic activity within the country. The toll road is currently in a ramp-up phase as the initial segment was completed in 2006 and the tunnel was completed in 2009. Over the coming years, our Chilean toll road should generate substantial revenue growth. The Chilean economy has been expanding rapidly, which is driving significant traffic growth as the standard of living within the country increases. Over the last 20 years, Chile’s motorization rate increased from 78 vehicles per 1,000 inhabitants to 180, yet it is still less than one quarter of the motorization rate in the U.S. Furthermore, our toll road is positioned to grow at above average rates as it connects the international airport and residential developments in the northern and western regions of the city to the high growth Las Condes commercial area. Due to significant excess capacity, we expect to be able to capture this vehicle growth with minimal capital expenditures. In Chile, the concession regime permits annual tariff increases of Chilean CPI plus 3.5%. Toll road operators are also allowed to charge congestion tariffs to the extent that traffic on segments of the road exceeds certain threshold levels. This pricing framework will enable us to capture further upside as vehicle traffic on our road increases.

We are targeting levered, after tax returns on this investment of 12% to 15%, consistent with our long-term investment objectives. With its growth profile, our toll road is currently generating an EBITDA margin of 65% and is projected to have an AFFO yield of approximately 4% in 2012. With double digit revenue growth rates during the ramp-up phase, we expect the AFFO yield to be approximately 12% by 2016.

More broadly, we are pleased to establish a toll road platform. This asset class generates stable cash flows that tend to increase with population and economic growth. With governments and corporations facing increasing liquidity constraints, this platform is expected to have significant brownfield and greenfield growth opportunities on a global basis. In this uncertain economic environment, we believe that there is a tendency for buyers to become overly pessimistic regarding prospects for the global economy. If this is the case, we will seek to make contrarian investments to acquire high quality toll roads for good value.

Our Australian railroad’s expansion program is comprised of six customer initiated projects, which will add a minimum of 24 million tonnes of volume by early 2014. During the quarter, we made significant progress advancing this program. We signed a 10-year commercial track access agreement (CTAA) with Worsley Alumina and, subsequent to quarter end, a 10-year CTAA with Mineral Resources Ltd (MRL). The MRL contract is our second largest with a minimum volume commitment of 4.4 mtpa. We have now signed five of the six CTAAs that we targeted for 2011, accounting for 93% of projected revenues of our expansion program. We expect to sign our sixth agreement in the fourth quarter. Once all of the CTAAs have been executed, the cash flow profile of our railroad will be fundamentally transformed. Approximately 91% of projected minimum volumes under these CTAAs are subject to take-or-pay provisions, and revenues are indexed to inflation. Overall, 60% of our railroad’s revenues will be underpinned by take-or-pay provisions, and less than 10% of our revenues will be subject to fluctuations in the grain harvest.

Rail Project Summary:

Project	Commercial Status	Projected Minimum Volume	Expected Start Date
Extension Hill iron ore project	Signed CTAA	3.0 mtpa	Q4 2011
KML iron ore project	Signed CTAA	10.0 mtpa	2012
Yilgarn iron ore project (Mineral Resources Ltd.)	Signed CTAA	4.4 mtpa	Q4 2011
Worsley alumina expansion	Signed CTAA	2.0 mtpa	2012
Koolyanobbing iron ore mine expansion	Agreed terms	2.2 mtpa	2012
Collie urea project	Signed CTAA	2.0 mtpa	2014

The total capital cost of our Australian railroad’s expansion program is estimated to be A$600 million, predominantly invested over the next two years. While we have made significant progress on the construction work, a strike action at an above rail operator on our system and certain ports in Western Australia briefly halted construction at one of our projects during the quarter. To date, we have invested approximately A$175 million of the estimated total cost of the expansion program, and while we have lost some productivity due to labour issues, we currently expect to make up this lost time and complete the projects on time and on budget.

In addition, earlier in the year we launched a A$90 million program to upgrade our network over the next 24 months, of which we have already invested A$70 million. These network upgrades are not related to a specific expansion task but will increase the capacity of our system and strategically position our railroad to capture incremental tonnage from mining projects that are in the pre-feasibility stage. We expect to generate very attractive returns on these network upgrades, reflecting the significant historical investment that has been made in our rail system and our competitive position.

Subsequent to quarter end, we executed the A$350 million non-recourse, construction financing for our Australian railroad. The financing is essentially an upsizing of our existing credit facility and has an interest rate of approximately 8% and a maturity in 2014. The terms of the financing benefitted from a $300 million security package that we were able to secure from a customer to support its take-or-pay obligations. Once we complete construction and customer volumes ramp-up to take-or-pay levels, we plan on refinancing this bank facility in the capital markets.

Timber

Our timber platform consists of 419,000 acres of high-quality, freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. Our timberlands are predominantly comprised of premium Douglas-fir, hemlock and cedar species suitable for high-value structural and appearance applications in domestic and export markets. In addition, our land holdings include approximately 12,000 acres of higher and better use (HBU) lands, which may have greater value if used for real estate development or conservation.

The following table presents our proportionate share of selected statistics of our timberlands as of September 30, 2011:

	As of
UNAUDITED	September 30, 2011	December 31, 2010
Timberlands (000’s acres)	419	419
HBU lands (000’s acres)	12	12

Long-run sustainable yield (LRSY) (millions m3 per annum)	1.6	1.6
Deferred harvest volume (millions m3)	2.8	2.9

Our timberlands have an estimated merchantable inventory of 29.5 million m3 of timber, which includes a deferred harvest volume of 2.8 million m3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield (LRSY). As markets have improved, we have been ramping-up our harvest levels to monetize this deferred harvest volume.

One of the key attributes of our timber platform is its operating flexibility which allows us to optimize our harvest mix and harvest levels as well as the markets to which we sell in order to maximize value. We plan our annual harvest to produce the products that offer the most attractive margins in the context of current market conditions and freight costs to access those markets. When log prices are attractive, we increase harvest levels to monetize the value of our inventory. When log prices are weak, we grow inventory on the stump to enhance value through capital appreciation. Our objective for our timber platform is to maximize the total return on the capital that we invest in this business. Our performance can be measured by our harvest levels, EBITDA margin and AFFO yield.

Results of Operations

The following table presents select key metrics of our timber platform:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED, UNLESS OTHERWISE NOTED	2011	2010	2011	2010
Harvest (000’s m3)	354	272	1,205	924
Harvest as % of LRSY	89%	69%	101%	78%
EBITDA margin(1)	32%	30%	41%	38%
Funds from operation (FFO)	$5	$—	$28	$9
Maintenance capital	(1)	—	(3)	—
Adjusted funds from operations (AFFO)	$4	$—	$25	$9

AFFO yield(2)	4%	0%	7%	3%

(1) EBITDA divided by revenue, excluding HBU and other revenue.

(2) AFFO divided by average invested capital.

Driven by the continued strength in the export market, our timber platform generated FFO of $5 million for the quarter, which was a substantial improvement over the prior year but a decrease from the prior quarter. Domestic and export prices improved in August and September, following a decline in July. On average, realized export prices increased by 15%, and realized domestic prices rose by 16%, versus the third quarter of 2010. In response, we increased our harvest levels by 30%, versus the comparable period last year. Our EBITDA margin remained relatively flat as cost increases offset price improvements. For the quarter, our AFFO yield increased to 4% compared to nil in the same period in the prior year primarily as a result of increased harvest levels and prices.

The following table summarizes our proportionate share of harvest, sales and sale price realizations by species for our timber operations:

	Three months ended September 30, 2011				Three months ended September 30, 2010
UNAUDITED	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	158	209	$96	$20	117	141	$85	$12
Whitewood	112	125	88	11	85	93	65	6
Other species	84	85	71	6	70	72	69	5
	354	419	$88	$37	272	306	$75	$23
HBU and other sales				—				—
Total				$37				$23

	Nine months ended September 30, 2011				Nine months ended September 30, 2010
UNAUDITED	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	679	743	$98	$73	449	486	$86	$42
Whitewood	298	320	91	29	265	287	66	19
Other species	228	235	72	17	210	219	68	15
	1,205	1,298	$92	$119	924	992	$77	$76
HBU and other sales				1				1
Total				$120				$77

From a macroeconomic perspective, seasonally adjusted, annualized U.S. housing starts remained depressed at 615,000 for the quarter. This level is approximately 40% of long-term trend levels. Despite relatively weak demand from new housing starts, prices for timber increased on a year-over-year basis, as demand from off-shore consumers for high quality logs forced domestic consumers in the Pacific Northwest region to increase prices in order to attract deliveries.

Indicative prices for Douglas-fir and whitewood in the U.S. market during the third quarter were approximately 16% and 17%, respectively, above prior year levels. Prices for Douglas-fir sold to China and Korea were approximately 10% above domestic prices, and prices for whitewood sold to these same markets were approximately 35% higher than domestic prices.

To capitalize on this strong price environment, we increased the harvest of our higher margin Douglas-fir while continuing to harvest significant volumes of whitewood for export to the Korean and Chinese markets. Sales volumes of Douglas-fir and whitewood were 48% and 34%, respectively, above the comparable quarter in 2010. Sales volumes of other species increased 18%. During the quarter, the proportion of timber shipped to off-shore markets was 48% compared to 46% in the comparable quarter of 2010.

The following table presents our timber platform’s proportionate share of financial results.

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Revenue	$37	$23	$120	$77
Cost attributed to revenues	(25)	(16)	(71)	(48)
EBITDA	12	7	49	29
Other income	—	—	—	1
Interest expense	(7)	(7)	(21)	(21)
Funds from operations (FFO)	5	—	28	9
Fair value adjustments	45	2	37	2
Deferred taxes and other items	(18)	(1)	(20)	(4)
Net income	$32	$1	$45	$7

For the three months ended September 30, 2011, our timber operations’ EBITDA and FFO totaled $12 million and $5 million, respectively, compared with $7 million and nil in the comparable period.

Our quarterly performance reflects a 17% improvement in average realized log prices and a 37% increase in sales volume compared to the prior year. Harvest and delivery costs per unit increased 16% compared to 2010, due to the combination of operating in higher cost areas, higher fuel costs and the impact of foreign exchange on operating costs in our Canadian operations. It is expected that costs increase when we operate at higher elevation levels, which typically takes place in the third quarter.

Our share of revenue from HBU land and other sales was nil for the period, consistent with the comparable period in 2010.

For the period ended September 30, 2011, we recorded a positive fair value adjustment of $45 million compared to a $2 million positive adjustment in the same period in the prior year. The increase results from an upward revision of the fair value of our timberlands arising on the strength of the current timber prices and our outlook over the short-to-mid term.

Business Development

We expect market prices in the fourth quarter to remain comparable to the third quarter as off-shore demand, particularly from China, continues to be impacted by a slowdown in residential construction activity and high inventory levels at ports. However, prices are expected to firm-up in the first quarter of 2012.

Over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply and demand of timber in the markets that we serve:

•                  The mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S.;

•                  Ongoing demand from Asian markets and the rapidly expanding bio-fuel industry; and

•                  Continuing withdrawals of timberlands for conservation and alternate uses.

CORPORATE AND OTHER

The following table presents the components of Corporate and Other, on a proportionate basis, for the three and nine months ended September 30, 2011 and 2010:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
General and administrative costs	$(2)	$(4)	$(7)	$(13)
Base management fee	(13)	(7)	(37)	(18)
Other (expenses) income	(1)	4	5	5
Financing costs	(8)	(1)	(19)	(6)
Funds from operations (FFO)	(24)	(8)	(58)	(32)
Deferred taxes and other	(11)	(3)	(12)	(8)
Corporate and other	$(35)	$(11)	$(70)	$(40)

For the quarter, general and administrative costs were lower than the prior year as the prior year included our proportionate share of Prime’s general and administrative expenses. Following the merger, a substantial amount of these services are provided under the Master Services Agreement. As a result, a substantial amount of these costs have been absorbed by Brookfield. We currently anticipate that our corporate and administrative costs, excluding the base management fee, will be in the range of $9 million to $11 million per year.

Pursuant to our Master Services Agreement, we pay a quarterly base management fee to Brookfield based on our market value, plus recourse debt net of cash. For the quarter ending September 30, 2011, this fee increased over the prior year quarter due to the $1.1 billion equity issuance in December 2010 associated with the Prime merger and the increased trading price of our partnership units.

Financing costs include interest expense, standby fees on our committed credit facility, dividends paid on our preferred shares less interest earned on cash balances. These costs exclude non-cash amortization of financing costs of $1 million for the three months ended September 30, 2011. Financing costs for the quarter were higher than the comparable period, primarily due to the increased size of our committed credit facility, increased average corporate debt balance and higher interest expense on Prime’s corporate bonds as a result of the merger.

Other Investments

In addition to our investments in utilities, transport and energy and timberlands, we hold certain other investments which in total comprise less than 1% of our invested capital. Other investments include the results from our interests in public private partnerships (PPPs).

The PPPs differ from our other infrastructure assets. PPPs have finite concessions of between 25 to 30 years, and cash generated from these projects must fully amortize project debt over the term of the concession. Thus, FFO for our PPP operations include IFRS net income plus depreciation less debt amortization, which approximates the distributions to us from these operations. These projects are expected to generate stable cash flows from long-term concession contracts funded with long-term financing arrangements.

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary.

Our group wide liquidity was in excess of $900 million at September 30, 2011 and was comprised of the following:

MILLIONS, UNAUDITED	As of September 30, 2011
Proportionate cash retained in business	$202
Committed corporate credit facility	700
Draws on corporate credit facility	(312)
Proportionate availability under subsidiary credit facilities	349
Group wide liquidity	$939

Our $700 million committed revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. Commitments under the facility will be available on a revolving basis until September 2013. All amounts outstanding at that time will be repayable in full. At September 30, 2011, $312 million was drawn on this facility.

Our equity strategy is to issue equity in conjunction with future acquisitions and large scale organic capital projects. However, we may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions. In December 2009, we filed shelf registrations to enable us to issue securities in both the U.S. and Canadian markets.

Subsequent to period end, we issued approximately 28 million Brookfield Infrastructure units at $24.75 per unit, under our shelf registrations in the U.S. and Canada. In total, we raised net proceeds of approximately $660 million. Proceeds from the offering will be used to fund the equity investment in our Australian railroad, including the pay down of our credit facility which had been primarily drawn over the past nine months to fund our expansion program, and the $150 million investment in our Chilean toll road. Following the equity offering, we have corporate liquidity of over $700 million.

We finance our assets principally at the operating company level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavour to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years.

On a proportionate basis, scheduled principal repayments as of September 30, 2011 for our borrowings over the next five years are as follows:

MILLIONS, UNAUDITED	Average Term (years)	2011	2012	2013	2014	2015	Beyond	Total
Recourse borrowings
Corporate borrowings	2	$—	$—	$312	$—	$—	$—	$312
Subsidiary borrowings	2	—	112	—	—	—	—	112
Total recourse borrowings	2	—	112	312	—	—	—	424
Non-recourse borrowings(1), (2)
Utilities	8	2	63	583	102	45	1,583	2,378
Transport and energy	6	—	523	222	526	21	708	2,000
Timber	7	—	—	136	—	130	209	475
Total non-recourse borrowings(1), (2)	7	2	586	941	628	196	2,500	4,853
Total borrowings	7	$2	$698	$1,253	$628	$196	$2,500	$5,277

Cash retained in businesses
Utilities								$29
Transport and energy								166
Timber								7
Corporate								—
Total cash retained								$202

Net debt
Utilities								$2,349
Transport and energy								1,834
Timber								468
Corporate								424
Total net debt								$5,075

(1) Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

(2) Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

Our debt has an average term of seven years. On a proportionate consolidated basis, our net debt-to-capitalization ratio as of September 30, 2011 was 62%.

The following table summarizes our proportionate average debt balance for each operating platform:

	Three months ended September 30, 2011			Three months ended September 30, 2010
MILLIONS, UNAUDITED	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest	Proportionate Average Debt	Average Cash Interest Rate	Cash Interest
Utilities	$2,462	6.0%	$37	$1,346	5.3%	$18
Transport and energy	2,043	7.6%	39	1,018	6.7%	17
Timber	475	5.9%	7	475	5.9%	7
Subsidiary corporate borrowings	117	10.3%	3	42	9.5%	1
Corporate borrowings	265	6.0%	4	7	—	—
Total	$5,362	6.7%	$90	$2,888	6.0%	$43

	Nine Months ended September 30, 2011			Nine Months ended September 30, 2010
	Proportionate	Average Cash	Cash	Proportionate	Average Cash	Cash
MILLIONS, UNAUDITED	Average Debt	Interest Rate	Interest	Average Debt	Interest Rate	Interest
Utilities	$2,379	6.3%	$112	$1,432	5.2%	$56
Transport and energy	2,032	7.6%	116	1,010	7.0%	53
Timber	475	5.9%	21	475	5.9%	21
Subsidiary corporate borrowings	113	10.3%	9	42	9.5%	3
Corporate borrowings	165	5.7%	7	7	—	—
Total	$5,164	6.8%	$265	$2,966	6.0%	$133

Proportionate debt can be reconciled to consolidated debt as follows:

	As of
	September 30,	December 31,
MILLIONS, UNAUDITED	2011	2010
Consolidated debt	$5,061	$4,593
Less: borrowings attributable to non-controlling interest	(1,773)	(1,675)
Premium on debt and cross currency swaps	93	154
Add proportionate share of borrowings of investments in associates:
Utilities	677	675
Transport and energy	1,219	1,303
Proportionate debt	$5,277	$5,050

FOREIGN CURRENCY HEDGING STRATEGY

To the extent it makes economic sense to do so, our strategy is to hedge a portion of our equity investment and/or cash flows exposed to foreign currencies within our business. The following key principles form the basis of our foreign currency hedging strategy:

•                  We leverage any natural hedges that may exist within our operations

•                  We utilize local currency debt financing to the extent possible

•                  We may utilize derivative contracts to the extent that natural hedges are insufficient

The following table presents the hedged position of our equity investment in foreign currencies as of September 30, 2011:

	Net Investment Hedges
MILLIONS, UNAUDITED	USD	AUD	NZD	CAD	GBP	EUR
Net equity Investment — US$	$916	$1,495	$144	$95	$349	$137
FX contracts — US$	431	(166)	(27)	—	(184)	(54)
Net unhedged — US$	1,347	1,329	117	95	165	83
Net equity Investment — natural currency	916	1,548	189	100	224	102
FX contracts — natural currency	431	(172)	(35)	—	(118)	(40)
% of Equity Investment hedged	N/A	11%	19%	—	53%	39%
Unhedged position in natural currency	N/A	$1,376	$154	$100	$106	$62

At September 30, 2011, we had hedges in place equal to approximately 19% of our net equity investment in foreign currencies. In the current period, we recorded gains of $12 million in comprehensive income relating to these contracts, which were more than offset by foreign currency translation losses of $242 million.

We have implemented a FFO hedging program by entering into forward foreign exchange contracts to lock in approximately 70% of our forecasted FFO denominated in AUD, GBP, EUR and NZD for the next four quarters. As these forward contracts settle, we intend to roll over such contracts so that we will continue to have twelve months of FFO hedged. We will periodically re-evaluate this strategy.

For the three months ended September 30, 2011, 7%, 45% and 28% of our FFO was generated in USD, AUD, and GBP, respectively, with the remaining 20% generated in other currencies. As a result of the FFO hedging program, 57%, 9% and 21% of our FFO was effectively generated in USD, AUD, and GBP, respectively, with the remaining 13% generated in other currencies for the three months ended September 30, 2011. For the period, a 10% change in the average exchange rate of our foreign currencies would result in approximately a $4 million (4%) change in FFO. Without the implementation of the FFO hedging program, the sensitivity to the same movement in the average exchange rate would have resulted in an approximate $9 million (9%) variance in FFO.

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn returns on these investments in excess of the cost of the incremental equity. During the quarter, we generated $19 million of cash available for reinvestment and drew down $95 million on our corporate credit facility, which largely funded $117 million in growth capital projects net of asset level debt funding.

The following table highlights the cashflow that was generated during the quarter which was available for reinvestment in our business:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Funds from operations (FFO)	$97	$55	$297	$151
Less maintenance capital	(21)	(11)	(68)	(29)
Funds available for distribution (AFFO)	76	44	229	122
Distributions paid	(57)	(29)	(155)	(87)
Funds available for reinvestment	19	15	74	35
Growth capital expenditures	(156)	(22)	(387)	(63)
Asset level debt funding of growth capital expenditures	39	—	107	—
New investments and debt paydowns	(37)	—	(62)	—
Disposals, changes in working capital and other	(11)	(10)	(22)	4
Draws on corporate credit facility	95	17	294	17
Change in proportionate cash retained in business	(51)	—	4	(7)
Opening, proportionate cash retained in business	253	232	198	239
Closing, proportionate cash retained in business	$202	$232	$202	$232

The following table presents the components of growth and maintenance capital expenditures by operating platform:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Growth capital expenditures by segment
Utilities	$71	$14	$148	$49
Transport and energy	85	8	239	14
Timber	—	—	—	—
	$156	$22	$387	$63
Maintenance capital expenditures by segment
Utilities	$4	$3	$18	$8
Transport and energy	16	8	47	21
Timber	1	—	3	—
	$21	$11	$68	$29

Based on our current operations, we expect that maintenance capital expenditures will be in the range of $85 million to $95 million in 2011.

PARTNERSHIP CAPITAL

The total number of partnership units outstanding was comprised of the following:

MILLIONS, PARTNERSHIP UNITS	September 30, 2011	December 31, 2010
Limited partnership units	156.3	156.3
General partnership units	1.1	1.1
Total	157.4	157.4

Subsequent to the equity issuance which closed on October 26, partnership units outstanding was comprised of the following:

MILLIONS, PARTNERSHIP UNITS
Limited partnership units	184.0
General partnership units	1.1
Total	185.1

The general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights are entitled to 15% of incremental distributions above this threshold. To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights are entitled to 25% of incremental distributions above this threshold. During the quarter, an incentive distribution of $1.7 million was paid to the general partner.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as shown in the reconciliation below. For our social infrastructure operations we also subtract debt amortization from FFO as these are finite life concessions and debt must be fully amortized during the concession term. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool:

•                  FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•                  FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•                  FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income; and

•                  FFO does not include performance fees accrued relating to our Canadian timber operations, which must be paid in cash and represents a fee we expect to accrue in the future.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using FFO only supplementally. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our Partnership’s distribution policy.

When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back fair value adjustments and mark-to-market adjustments recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the renewable resources and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, a benefit which is not reflected in the period in which the related fee accrues. In addition, as a result of our fee-netting mechanism, which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by the Partnership. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in FFO without adding back the performance fee.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

The following table reconciles FFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the Partnership.

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Net income	$62	$33	$133	$51
Add back or deduct the following:
Depreciation, depletion and amortization	53	30	154	92
Fair value adjustments	(40)	(2)	(32)	(2)
Deferred taxes and other items	22	(6)	42	10
Funds from operations	$97	$55	$297	$151

The difference between net income and FFO is primarily attributable to depreciation, depletion and amortization expenses.

In order to assess our performance as stewards of capital, we track our AFFO yield, which is a proxy for our returns on invested capital.

Invested capital is meant to track the initial investment that we make in a business plus all cash flow that we re-invest in the business. We define invested capital as partnership capital adding back the following items; non-cash income statement items net of maintenance capital expenditures as well as other comprehensive income, as shown in the reconciliation below. Invested capital is a measure that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Invested capital is therefore unlikely to be comparable to similar measures presented by other issuers. Invested capital has limitations as a tool to measure returns on capital invested as follows:

•                  Invested capital does not fully deduct depreciation expense;

•                  Invested capital does not include non-cash income statement items; and

•                  Invested capital does not include accumulated other comprehensive income.

Because of these limitations of invested capital and limitations of AFFO previously discussed, AFFO yield should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using AFFO yield only supplementally. However, invested capital is a key measure that we use to evaluate the performance of our operations.

When viewed in conjunction with our IFRS results, we believe that AFFO yield provides a more complete understanding of our investment in each of our businesses. AFFO yield allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash impacts on our capital base. We add back maintenance capital expenditures in order to capture the difference between depreciation and our sustaining capital investment which can be reinvested in our business. Minority interest is excluded as this represents capital invested by other shareholders. Non-cash income statement items are not included as these balances do not represent cash returned or reinvested in our assets. The impact of other comprehensive income is not included as these are unrealized adjustments to partnership capital, such as fair value adjustments or non-cash gains or losses on foreign exchange.

The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital:

	As of
MILLIONS, UNAUDITED	September 30, 2011	December 31, 2010
Partnership capital	$3,136	$3,380
Cumulative differences	(309)	46
Maintenance capital expenditures	(68)	(49)
Non-cash income statement items	164	(270)
Accumulated other comprehensive income	48	(178)
Other adjustments	(4)	(36)
Invested capital	$2,967	$2,893

Our invested capital by segment is as follows:

MILLIONS, UNAUDITED	September 30, 2011	December 31, 2010
Invested capital by segment
Utilities	$1,343	$1,298
Transport and energy	1,477	1,235
Timber	467	478
Corporate and other	(320)	(118)
Total invested capital	$2,967	$2,893

We also use EBITDA as a measure of performance. We define EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expenses). EBITDA is expressed as gross margin in our condensed consolidated and combined statement of operations.

The following table reconciles our consolidated gross margin (EBITDA) to our proportionate EBITDA for the following periods:

	Three months ended September 30		Nine months ended September 30
MILLIONS, UNAUDITED	2011	2010	2011	2010
Gross margin (EBITDA) as per Brookfield Infrastructure consolidated financial statements	$167	$35	$520	$131
Less: Non-controlling interest associated with the above	(52)	(21)	(176)	(84)
	115	14	344	47
Add: Proportionate share of EBITDA of investments in associates	74	81	215	236
Total proportionate EBITDA	$189	$95	$559	$283

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”“, “endeavour”, “estimate”, “likely”, “continue”, “plan”, “positioned to”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our railroad business on the performance and growth of that business, various factors bearing on the timber industry including the impact of the Mountain Pine Beetle invasion, increasing Asian demand and other factors, the extent of our corporate, general and administrative expenses, ability to participate in the global market recovery, our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business contract prices and regulated rates for our operations, expected timing and outcome with respect to increasing sales in timber business, value of higher and better use timber lands, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the Partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business generally which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by mining customers of our railroad business which themselves rely on access to capital and continued favourable commodity prices, our ability to complete large capital expansion projects on time and within budget, ability to negotiate favourable take-or-pay contractual terms, acts of God, weather events, or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF IFRS ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (IFRS), the basis of presentation throughout much of this report differs from IFRS in that it is organized by business segment and utilizes funds from operations (FFO) and adjusted funds from operations (AFFO) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable IFRS measure in this MD&A. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

BUSINESS ENVIRONMENT AND RISKS

Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Brookfield Infrastructure’s most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.